Exhibit 99.1
Press release

Ad hoc announcement pursuant to Art. 53 LR

SHL Announces Full-Year 2023 Results - Stable Revenue Growth Alongside Groundbreaking Clinical Milestones

TEL AVIV & ZURICH & NEW YORK, April 17, 2024 - SHL Telemedicine Ltd. (NASDAQ: SHLT; SIX Swiss Exchange: SHLTN) ("SHL" or the "Company"), a leading provider and developer of advanced personal telemedicine solutions, announced today its results for the full-year 2023, highlighting fiscally responsible growth across all regions and a strategic focus on expansion and innovation.

In 2023, SHL Telemedicine achieved key highlights, underscoring its global market strength. SHL’s Israel operation maintained stability and profitability, reflecting the company's solid foundation in its home market. In the US, significant advancements were made toward launching direct-to-consumer (B2C) sales of the SmartHeart® ECG platform, enhancing access to remote cardiac care. Additionally, the launch of virtual visit services in Germany, in collaboration with BARMER, marked a significant expansion of SHL's offerings, further demonstrating the company's innovative approach to telemedicine and its commitment to broadening healthcare accessibility.

FY2023 Financial Highlights:
*All comparable previous periods figures are in constant currency1.
•	Total revenues rose to USD 57.1m, a 3.1% increase from USD 55.4m in 2022.
•	Revenues from the Company's operation in Israel increased by 2.3% compared to 2022, with revenues standing at USD 42.1m.
•	Revenues from the Company's operation in Germany amounted to USD 14.1m, a 2.4% increase from USD 13.7m in 2022.
•
Adjusted EBITDA[2] for the Company was USD 2.1m, compared to USD 3.5m in 2022, mainly due to increased investment in Germany and in USA as well as non-recurring expenses of USD 2.2m, related to onetime and restructuring expenses of USD 1.6m in Germany and USD 0.6m Nasdaq® listing expenses.

•	Cash on hand and short-term cash investments as of December 31, 2023, remain robust at USD 26m.
•
Net loss was USD 6.9m, compared to a net loss of USD 0.4m in 2022. The decrease is mainly related to a lower operating profit and to financial expenses due to investor options modifications, which is a non cash item.

1 Constant currency – to enable meaningful comparison between 2023 and 2022 results, 2022 results are also presented at 2023 exchange rates which are calculated as annual average based on the average monthly exchange rates of each of the USD and the EUR versus the NIS, as published by the Bank of Israel. The management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.
2 Please see the EBITDA, Adjusted EBITDA and Adjusted EBIT Table below, and Reconciliation Table of Adjusted EBITDA and Adjusted EBIT to net profit each presented below as required by the rules of the U.S. Securities and Exchange Commission with respect to non-GAAP financial measures.

Strategic Developments and Highlights:
•
In the United States, SHL made significant strides in its direct-to-consumer strategy, prioritizing promotion of its SmartHeart® ECG technology. Concurrently, SHL continues to leverage its Tier1 strategic customer relationships, including the integration within CVS Minute Clinics, underscoring SmartHeart®'s increasing acceptance in the healthcare ecosystem.

•
In 2023, clinical studies from Mayo Clinic and the Imperial College London showcased SmartHeart®'s unique promise to reduce emergency visits and readmission rates for cardiac patients. The final TELE-ACS findings from Imperial College London study presented at ACC24 and published in JACC, revealed groundbreaking results including a 76% reduction in hospital readmissions and a 41% decrease in ED visits, validating SHL's unique offering in remote cardiac care.

•	SHL's SmartHeart® technology also excelled in the U.S. Army's Project Convergence – Capstone 4 experiment, showcasing its reliability and advancing military healthcare.
•
In Israel, SHL's B2C and B2B activities saw growth, with revenues increasing by 2.3% to $42.1m. Despite challenges caused by the war that broke out in the beginning of the 4th quarter, Israel remains highly profitable for SHL.

•
In Germany, the Doctors' Virtual Visit service launched with BARMER is now available to 12.4 million insured individuals. With a strong growth trend, it's expected to be a key driver for reaching break-even in German operations.

Looking ahead to 2024, the Company expects to see continued growth in revenues with double-digit growth in profitability in their Israel operations; continued consistent growth in the Virtual Visits service in Germany alongside the German operation reaching break even in 2024 and profitability during 2025; Moreover, the company expects to benefit from the investments previously made in the US, both in B2B and B2C activities.
Erez Nachtomy, CEO of SHL, remarked: "The results from 2023 reflect our strategic approach towards stable growth and financial stability amidst the dynamic market landscape. Our achievements in Israel, the advancement of our Virtual Visit services in Germany, and our focused investments in the US market provide the fundament for further growth. Our commitment remains steadfast on driving growth, enhancing financial stability, and meeting our strategic milestones, all while delivering value to our customers and stakeholders and leading the charge in the telemedicine landscape."

Conference Call 4 pm CET / 10 am ET / 5 pm Israel Time
The conference call can be accessed live via the below dial-in numbers:

From Europe	+41 (0)58 310 50 00
From the UK	+44 (0) 207 107 06 13
From the USA	+1 (1) 631 570 56 13
From Israel	+972 3763 1173
Toll free:	1 80 921 44 27
Local:	+972 3763 1173
Other international numbers are available here.
After the presentation, there will be an open Q&A. The conference call is scheduled to last 40-60 minutes and will be held in English.
The presentation is available on: www.shl-telemedicine.com/reports
The Full-Year Report 2023 is available on: www.shl-telemedicine.com/reports
SEC submission of the Full-Year Report and presentation is available on:
https://www.shl-telemedicine.com/sec-filing/

About SHL Telemedicine
SHL Telemedicine is engaged in developing and marketing personal telemedicine systems and the provision of medical call center services, with a focus on cardiovascular and related diseases, to end users and to the healthcare community. SHL Telemedicine offers its services and personal telemedicine devices to subscribers utilizing telephonic and Internet communication technology. SHL is listed on the SIX Swiss Exchange (SHLTN, ISIN: IL0010855885, Security No.: 1128957) and on the Nasdaq Stock Exchange (SHLT, ISIN: US78423T2006, CUSIP: 78423T200). For more information, please visit our website at www.shl-telemedicine.com.

Financial calendar
May 9, 2024, Special General Meeting. Tel Aviv, Israel

For more financial information:
For a comprehensive understanding of the Company’s financial reports and related management’s discussion and analysis for applicable periods, please visit the Company’s profile at https://www.sec.gov/edgar or the Company’s full report on its site: www.shl-telemedicine.com/reports

Key Figures for 2023

Key figures (as reported):

in USD million (except per share amounts)	2023	2022	% change
Revenues for the period	57.1	59.0	(3.3)
Revenues
Revenues • Germany • Israel • Rest of the World	14.1 42.1 0.9	13.4 45.1 0.5	5.2 (6.8) 88.0
EBIT	(9.0)	(5.2)	(74.3)
EBITDA*	(1.3)	2.0
Net profit (loss)	(6.9)	0.2
EPS (Basic loss)	(0.43)	(0.01)
Operating cash flow	(1.5)	(0.1)
* EBITDA: operating profit excluding depreciation and amortization expenses of USD 7.7 m, and USD 7.1 m in the comparable period

Adjusted key figures (in constant currency):

In the table below, 2022 results have been presented at 2023 exchange rates. Management believes that this presentation enables a more meaningful comparison between the periods due to the significant fluctuations in NIS/USD/EUR exchange rates during the period.

In USD million	2023	2022	% change
Revenues	57.1	55.4	3.1
Revenues • Germany • Israel • Rest of the World	14.1 42.1 0.9	13.7 41.1 0.5	2.4 2.3 88.0
Adjusted EBIT**	(5.6)	(3.3)
Adjusted EBITDA ***	2.1	3.5

**Adjusted EBIT: Please see the EBITDA, Adjusted EBITDA and Adjusted EBIT Table below.
***Adjusted EBITDA: Please see the EBITDA, Adjusted EBITDA and Adjusted EBIT Table below.

EBITDA, Adjusted EBITDA and Adjusted EBIT Tables (2022 results are presented in 2023 exchange rates)

EBITDA:
in USD Thousand	2023	2022
Operating loss	(9,006)	(5,336)
Plus:
Depreciation and amortization expenses	7,692	6,813

EBITDA	(1,314)	1,477

	2023	2022
Operating loss – EBIT	(9,006)	(5,336)
Plus:
Cost of share-based payments	1,252	1,601
Non-recurring expenses	2,198	397
Adjusted EBIT	(5,556)	(3,338)

in USD Thousand	2023	2022
EBITDA	(1,314)	1,477
Plus:
Cost of share based payments	1,252	1,601
Non-recurring expenses	2,198	397
Adjusted EBITDA	2,136	3,475

Reconciliation of Adjusted EBITDA and Adjusted EBIT to net profit as required by the rules of the U.S. Securities and Exchange Commission with respect to non-GAAP financial measures (2022 results are presented also in 2023 exchange rates)

in USD Thousand	2023	2022	2022(CC)
Net profit (loss)	(6,855)	215	(439)
Financial income, net	3,042	6,477	5,900
Tax expenses	891	1,097	1,003
Depreciation and amortization expenses	7,692	7,134	6,813

EBITDA	(1,314)	1,969	1,477

Cost of share-based payment	1,252	1,757	1,601
Non- recurring expenses	2,198	416	397

Adjusted EBITDA	2,136	4,142	3,475

The Company believes Adjusted EBITDA and Adjusted EBIT provide useful information regarding the Company’s financial and operating performance.  Adjusted EBITDA and Adjusted EBIT are not U.S. GAAP measures.  You should not construe Adjusted EBITDA and Adjusted EBIT as alternatives to operating profit or cash flows from operating activities determined in accordance with U.S. GAAP or as a measure of liquidity.  Adjusted EBITDA and Adjusted EBIT are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies.

Forward Looking Statements:
This announcement contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, are forward-looking statements, including, the Company’s anticipation with respect to changes in its results of operations from prior periods. Readers are cautioned that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from historical results or any future results expressed or implied by forward-looking statements. Factors that can cause actual results to differ from expectations and those contained in forward-looking statements include those risks described in Item 3.D. "Key Information—Risk Factors" contained in the Company’s Registration Statement on Form 20-F filed with the U.S. Securities Exchange Commission (the "SEC") on March 28, 2023 and in its subsequent filings and submissions with the SEC, including, but not limited to, the Company’s ability to operate and comply with the complex and evolving regulations in the highly regulated healthcare industry; the continued development, consumer acceptance and market adoption of the Company’s products and services in the relatively new, unproven and volatile and rapidly changing telehealth market; the Company’s ability to develop and introduce new products and solutions and enhancements to existing ones; the significant and increasing levels of competition in the telemedicine market; the impacts of COVID-19 and future pandemics and epidemics; the Company’s ability to continue to attract and retain key employees and personal in the highly competitive healthcare industry; the loss or breach of the Company’s proprietary rights and data security and privacy risks; political, judicial, legal, economic and military conditions in Israel and the surrounding region; global economic and financial market conditions and the Company’s ability to adapt to and comply with the different business and market factors, conditions, requirements and laws and regulations in the various countries in which the Company operates internationally; currency fluctuations; labor disputes; the Company’s ability to manage growth and integrate acquired businesses and expanding operations; the Company’s ability to obtain adequate levels of insurance to cover potential losses; the Company’s dependence on key suppliers and sub-contractors and other third parties; and other matters and risks not yet known to the Company or not currently considered material by it. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to  the Company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For further information please contact:
Fabienne Farner, IRF, Phone: +41 43 244 81 42, farner@irf-reputation.ch

SHL Telemedicine
90 Yigal Alon St.
Tel-Aviv 6789132, Israel

T: +972.3.5612212
F: +972.3.6242414

www.Shl-Telemedicine.com